Room 4561
      February 6, 2006


John G. McLaughlin
President and Chief Executive Officer
CompuMed, Inc.
5777 West Century Blvd.
Suite 1285
Los Angeles, CA 90045

Re: 	CompuMed, Inc.
      Form 10-K for the fiscal year ended September 30, 2005
      Filed December 27, 2005
      File No. 000-14210

Dear Mr. McLaughlin:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB filed on December 27, 2005

Item 6.  Management`s Discussion and Analysis or Plan of Operation

Results of Operations-page 10

1. We note instances where two or more sources of a material change
have been identified without the dollar amounts for each source that
contributed to the change disclosed.  For example, you disclose that
ECG transmission service revenue increased mostly due to the increase
of ECG processing and overread services.  Revise your disclosure to
quantify each source that contributed to material changes. In addition, ensure that your disclosure indicates the amount of any significant offsetting factors that impact the fluctuations. See
Section III. D of SEC Release 33-6835.   You should also avoid
vague
terms such as "mostly" in favor of specific quantifications.


Item 8A.  Controls and Procedures-page 13

2. Your conclusion that your disclosure controls and procedures are effective "in timely alerting them to material information required to be included in our periodic SEC reports" is significantly more limited than what is called for under Rule13a-15(e) of the Exchange
Act. Similarly narrow language is included your Forms 10-QSB filed during the fiscal year. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

3. We note your disclosure that "a control system, no matter how well conceived and operated, may only reasonably, not absolutely, meet the objectives of the system." Supplementally, please confirm, if true, the conclusions of management that the disclosure controls and procedures are effective at the "reasonable assurance" level. Refer to SEC Release No. 34-47986 (June 5, 2003), Section F.4.


Note A. - Basis of Presentation and Summary of Significant
Accounting
Policies

Revenue Recognition-page F-8

4. Describe in detail the types of services and products included in electrocardiogram service arrangements. For each type of service and product, describe your revenue recognition policy including the timing of when you believe revenue is earned. Explain how you charge your customers for each of the services and products provided. Further, clearly identify the accounting literature that supports each of the policies you follow. Tell us how you considered the guidance in paragraph 2 of SOP 97-2 and EITF 00-3 in accounting for the electrocardiogram service arrangements. In this regard, indicate whether the customer has the right to take possession of the software maintained on your server to analyze the ECG`s at any time without significant penalty or costs and whether it is feasible for the customer to either run the software on its own hardware or contract with another unrelated party to host the software without significant penalty.

5. We note from your disclosure that revenue is recognized from the
OsteoGram services when billed to the customer in conjunction with the services performed. Explain in detail the nature of those services performed and the pricing fee structure for those services
(i.e., based on usage).  Indicate how you recognize revenue for these
services and identify the accounting literature that supports your accounting. Tell us how you considered the guidance in paragraph 2 of SOP 97-2 in determining the applicable authoritative literature for revenue recognition.

6. It appears that many of your arrangements related to the OsteoGram involve multiple elements or activities. Cite the authoritative literature you follow for each of the activities from which you generate revenue and the basis for this determination. Tell us the criteria you consider in determining how to allocate and when to recognize revenue. Explain how you consider the separation criteria in SOP 97-2, EITF 03-5 and EITF 00-21. Indicate how you determine VSOE or fair value for each deliverable.

7. We note from your disclosure on page 5 of the filing that you have entered into licensing agreements with strategic partners such as Orex and Swissray International to market the OsteoGram system to end-users. Tell us how revenue is recognized for these licensing agreements. In addition, we note that you now market Schiller ECG terminals to customers (your page 3). Tell us how your presentation of revenue for these sales complies with EITF 99-19. Your response should address each of the criteria outlined in EITF 99-19.

8. We note from the disclosures on page 5 of the filing that you utilize distributors or resellers such as Merry X-Ray. Tell us how you confirm that an end-user has purchased your product and the product has been shipped. Describe the type of evidence obtained from the reseller and the timeliness of this evidence. Indicate whether there are any rights of return held by the reseller or the end-user. If so, tell us how your accounting complies with paragraph
6 of SFAS 48.   Also, supplementally tell us how much revenue has
been recognized from sales by resellers in each of the periods presented.

9. Considering our comments above related to your revenue recognition policy, provide us with any proposed revisions to your revenue recognition policy disclosures.






*	*	*	*	*

      As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479 or Stephen Krikorian at (202) 551-3488.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief


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John G. McLaughlin
CompuMed, Inc.
February 06, 2006
Page 1